SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               September 24, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                EXPLANATORY NOTE


On September 24, 2002, Vivendi Environnement (the "Company") announced its results of operations for the six-month period ended June 30, 2002, and the Company's senior management made a webcast presentation of the Company's six-month results to investors. This Report on Form 6-K contains:

               o A Press Release issued September 24, 2002 by the Company announcing its six-month results; and

               o The materials made available to investors for purposes of the presentation made by the Company's senior management on the six-month results, which summarizes all material information made public by the Company during such presentation.

                                    Exhibit 1
                            Press Release on Form 6-K

VIVENDI Environnement logo

                                                              September 24, 2002


                                  PRESS RELEASE


                        Results for first half-year 2002

               Good operating performance in difficult environment
     Strong increase in cash flow from operations and stabilization of debt
                           Recurring net income up 38%

                                  ------------


--------------------------------------------------------------------------------

Revenue +7.2% to (euro) 15 billion, including 9% growth for core businesses (*)

EBITDA +10.6% to (euro) 1,951 million, including 12.8% growth for core businesses (*)

Cash flow from operations   +28% to (euro) 1,439 million

EBIT +5.2% to (euro) 1,018 million, including 8% growth for core businesses (*)

Recurring net income        +38.5% to (euro) 216 million

Net income                  (euro) 213 million, compared with (euro) 275 million
                            for first-half 2001

Net debt                    (euro) 14,779 million

--------------------------------------------------------------------------------

(*) The core businesses include the overall operations of the group after the disposal of non-core equipment businesses already completed or planned.


The Supervisory Board met on September 23, 2002. It noted the resignations of Catherine Gros, Eric Licoys and Guillaume Hannezo as directors. As a replacement for these directors, the Supervisory Board decided to coopt Jean-Rene Fourtou, Chairman and CEO of Vivendi Universal, Jean Azema, CEO of Groupama, and Jacques Espinasse, Senior Executive Vice President and CFO of Vivendi Universal. The Supervisory Board then received the resignation of Jean-Marie Messier from his position as Chairman of the Supervisory Board and elected Jean-Rene Fourtou to this position.

The Supervisory Board also examined the half-year financial statements of Vivendi Environnement. It noted the resilience of the results under an increasingly difficult economic environment.

Revenue at June 30, 2002 increased 7.2% (+9% for core businesses) compared with the first six months of 2001, including 4.8% internal growth.

EBITDA rose 10.6% (12.8% growth for core businesses), and EBIT increased 5.2% (+8% for core businesses) compared with the first six months of 2001.

Recurring net income amounted to (euro) 216 million, a 38.5% increase compared with the first six months of 2001.

The (euro) 213 million of net income takes into account net non-recurring expense of (euro) 3 million.


REVENUE: Growth for core businesses in line with medium-term targets

Revenue from core businesses grew 9% in the first six months of 2002.

Internal growth was 4.8%. Excluding non-core businesses and the negative impact of the termination of the South Central contract ((euro) 231 million), internal growth was 7.5%.

The net impact of external growth amounted to (euro) 294 million and came from both small and medium-sized acquisitions in the waste (Marius Pedersen), energy services (Siram) and transportation (Verney) divisions, as well as the disposal in the United States of non-core water businesses.

The currency exchange impact of (euro) 69 million is due to the increase in the average U.S. dollar rate to the euro during the first-half of 2002 in comparison with first-half 2001. Given recent trends with the U.S. dollar, this favorable impact is not expected to reoccur in the second half of 2002.

Revenue generated outside France reached (euro) 8.6 billion, or 57% of total revenue, which is similar to the first-half 2001 amount.

Water: +2.9%, including internal growth of 4.4% (5.9% for core businesses)

In France, Vivendi Water's revenue increased approximately 3.4% due to further growth in water distribution and a stable level of the design-build business.

Internal growth for the core businesses outside France was 9.1%, supported by the growth of outsourcing services. In the United States, the core businesses recorded a 6% increase due to the resilience of both municipal and industrial outsourcing services. Municipal services are benefiting from the start of operations under the Indianapolis contract in May, and industrial services from the signature of new contracts. Equipment sales increased with municipal customers and were stable with industrial customers. Due to the disposal of the Filtration business, overall revenue for the water business in the United States decreased 2.2%.

Waste: +8.4%, including internal growth of 5.8%

In France, revenue increased 4.1% despite less favorable economic conditions.

Outside France, the 6.9% increase in revenue was driven by the effects of business growth in Northern Europe (contracts with Bromley and Sheffield, U.K.), Asia through Pacific Waste Management (Hong Kong), and Singapore.

In the United States, revenue showed a slight increase due to new municipal contracts for solid waste.

Energy services: +16.5%, including internal growth of 4.8%

Revenue in France was stable year on year.

Outside France, the internal growth of 16.6% was principally due to the startup of the Tallinn, Vilnius and Poznan contracts.

External growth came from the acquisition of Siram in Italy ((euro) 94 million) and the last effects of the integration of the service subsidiaries taken over from EDF ((euro) 95 million).

Transportation: +10.6%, including internal growth of 2.5%

In France, internal growth of 10.5% was driven by new or extended contracts. Outside France, excluding the termination of the South Central contract, revenue increased 26.9% as a result of the full impact of the BBA and Combus contracts and of acquisitions in Finland, Poland, Belgium and the Czech Republic.

FCC (Group share): +8.9%, including internal growth of 7.8%

Internal growth of 7.8% was spread across all divisions, but was particularly marked in the cement business, which is benefiting from the expansion of the construction market in Spain.



EBITDA AND EBIT:  Good operating performance

EBITDA rose 10.6% to (euro) 1,951 million for the first half of 2002 (12.8% for core businesses). EBIT amounted to (euro) 1,018 million compared with (euro) 967 million year on year, representing 5.2% growth. Excluding non-core businesses, EBIT growth was 8%.


Water:             EBITDA: +8% to (euro) 867 million
                   EBIT: +1.8% to (euro) 496 million (+8% excluding non-core businesses sold or planned for sale)

In France, productivity improvements enabled Vivendi Water to maintain a level of profitability in line with expectations.

Excluding the United States, businesses outside France benefited from the startup or full effect of the most recent contracts, such as Prague, Gorlitz and Chengdu in the municipal market and Hynix in the industrial market. EBIT at US Filter were affected by the sale of the Filtration & Separation division. EBIT for US Filter's core businesses remained stable, due to the increase in insurance costs and startup costs for the Indianapolis contract. Equipment sales are starting to benefit from the recovery of municipal markets, and new contracts in the Services division showed a considerable increase for both municipal and industrial customers.


Waste:             EBITDA: +6.6% to (euro) 470 million
                   EBIT:   +3.6% to (euro) 195 million

For the first six months of the year, the French businesses have not yet benefited from the ongoing measures to restructure and improve margins.

Outside France, EBIT increased 17% due to the continued recovery of the British subsidiary, the upturn in toxic waste activities in the United States despite uncertain economic conditions, and excellent performance from the business in Hong Kong.


Energy services:   EBITDA: +16.1% to (euro) 307 million
                   EBIT:   +10.3% to (euro) 162 million

In France, despite good growth in cogeneration and service contracts, EBIT remained stable for the first-half of 2002 due to the impact of the business mix.

Outside France, EBIT rose 30% driven by the full effect of the consolidation of Italian firm Siram acquired in the second half of 2001, the startup of the Vilnius (Lithuania) and Tallinn (Estonia) contracts won at the end of 2001, and the startup of the Poznan (Poland) contract signed and implemented in the first part of 2002.


Transportation:    EBITDA: +22.7% to (euro) 148 million
                   EBIT:   +5% to (euro) 55 million

In France, EBIT benefited from the consolidation of Verney, acquired at the end of January 2002.

Outside France, the very difficult situation in the U.K. market, where passenger numbers have declined, affected the division's profitability. This factor counter-balanced the full-year effect of contracts won elsewhere in 2001 (Netherlands, Denmark, United States, etc.).


FCC (Group share): EBITDA: +8.1% to (euro) 166 million
                   EBIT:   +7% to (euro) 117 million

The improvement in earnings was particularly high in the cement business and benefited from the buoyant services market.



FINANCIAL EXPENSE DECLINED

Due to lower interest rates, net financial expense declined from (euro) 413 million to (euro) 379 million. In particular, the net cost of financing decreased from (euro) 402 million to (euro) 316 million, reflecting a net cost of financing of 3.8% for the first half. This overall average cost of financing for full-year 2002 would be 4.5% taking into account hedging operations.



RECURRING NET INCOME UP 38.5%

Recurring net income totaled (euro) 216 million, up 38.5%. This performance is the result of the increase in operating income and the lower financial charges for the first half.

Net exceptional expense, after tax, was (euro) 3 million, which includes the remaining coverage of risks in Latin America and assets in the process of being sold.



STRONG INCREASE IN OPERATING CASH FLOW AND STABILIZATION OF DEBT

As part of its growth strategy, Vivendi Environnement had capital expenditures and financial investments of (euro) 1.7 billion, of which (euro) 1.1 billion were for growth purposes. These were financed by strong growth in cash flow from operations to (euro) 1.4 billion, showing a 28% increase, and through disposals of $573 million, consisting of mainly non-core businesses. This balanced situation and the positive developments to the U.S. dollar enabled debt to remain relatively stable at (euro) 14,779 million. The company has continued to execute its strategy of focusing on core businesses into the second half of the year. To date, asset sales worth more than (euro) 1.3 billion have been carried out since the beginning of the year, which is above the initial target.


This asset disposal plan as well as the increase in capital, which took place in July, will contribute to strengthening the financial structure and lowering debt at year end.



2002 OUTLOOK


Despite the uncertainties of conditions in international markets, 2002 will be another year of steady revenue growth. The success of the commercial drive, confirmed by the award of many new contracts, gives Vivendi Environnement excellent visibility. After taking into account certain factors (increased insurance costs, evaluation of the impact of the floods in Central Europe, startup costs of new contracts), the EBIT for core businesses, in constant US dollars, will increase again this year.

In the medium term, revenue growth will benefit from the recent contracts signed. The maturity of the company's portfolio of contracts and productivity improvement efforts allow Vivendi Environnement to expect growth for operating margins at a level above that of revenue growth.




Important Disclaimer


Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Vivendi Environnement's profits, the risk that governmental authorities could terminate or modify some of Vivendi Environnement's contracts, the risk that Vivendi Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Vivendi Environnement's financial results and the price of its shares, the risk that Vivendi Environnement may incur environmental liability in connection with its past, present and future operations, and the risks related to Vivendi Environnement's relationship with Vivendi Universal, as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.



  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100

     Press release also available on http://vivendienvironnement-finance.com

                        Consolidated statement of income

(in millions of euros)                                   June 30, 2002   June 30, 2001
                                                         -------------   -------------

--------------------------------------------------------------------------------------
Revenue                                                     14,970.5        13,959.7
--------------------------------------------------------------------------------------
EBIT                                                         1,018.2           967.4
--------------------------------------------------------------------------------------
Goodwill amortization (recurring and non-recurring)           (158.5)         (124.4)
--------------------------------------------------------------------------------------
Restructuring costs                                             (5.7)          (11.1)
--------------------------------------------------------------------------------------
Operating income                                               854.0           831.9
--------------------------------------------------------------------------------------
Net financial expense                                         (379.2)         (413.3)
--------------------------------------------------------------------------------------
Other income and expense                                       (60.5)          163.0
--------------------------------------------------------------------------------------
Income taxes and deferred tax                                 (167.7)         (220.1)
--------------------------------------------------------------------------------------
Net income before equity and minority interests                246.6           361.5
--------------------------------------------------------------------------------------
Share in net earnings of companies accounted for by the
equity method                                                   24.8            27.6
--------------------------------------------------------------------------------------
Minority interests                                             (58.6)         (114.6)
--------------------------------------------------------------------------------------
Net income                                                     212.8           274.5
--------------------------------------------------------------------------------------
Non-recurring net income                                        (3.4)            118
--------------------------------------------------------------------------------------
Recurring net income                                           216.2             157
--------------------------------------------------------------------------------------


                                  Balance Sheet

Consolidated assets

(In millions of euros)
--------------------------------------------------------------------------------------
                                                         June 30, 2002   Dec. 31, 2001
                                                         -------------   -------------

--------------------------------------------------------------------------------------
Intangible assets apart from goodwill                        4,024.7         4,477.0
--------------------------------------------------------------------------------------
Goodwill                                                     6,502.2         6,795.8
--------------------------------------------------------------------------------------
Tangible assets                                             14,152.8        14,191.3
--------------------------------------------------------------------------------------
Financial assets                                             2,030.5         1,936.6
--------------------------------------------------------------------------------------
TOTAL FIXED ASSETS                                          26,710.2        27,400.7
--------------------------------------------------------------------------------------
Total current assets                                        14,737.0        17,008.6
--------------------------------------------------------------------------------------
TOTAL ASSETS                                                41,447.2        44,409.3
--------------------------------------------------------------------------------------


Consolidated liabilities

(In millions of euros)
--------------------------------------------------------------------------------------
                                                         June 30, 2002   Dec. 31, 2001
                                                         -------------   -------------

--------------------------------------------------------------------------------------
Shareholders' equity - Group share (after income for
the year)                                                    5,155.4         5,740.0
--------------------------------------------------------------------------------------
Minority interests                                           2,576.3         2,531.1
--------------------------------------------------------------------------------------
Subsidies and deferred income                                1,385.4         1,483.1
--------------------------------------------------------------------------------------
Provisions                                                   3,168.7         3,195.7
--------------------------------------------------------------------------------------
Total long-term debt                                        13,487.2        13,134.0
--------------------------------------------------------------------------------------
Other long-term liabilities                                    416.6           496.6
--------------------------------------------------------------------------------------
LONG-TERM CAPITAL                                           26,189.6        26,580.5
--------------------------------------------------------------------------------------
              Accounts payable                              11,460.7        12,939.3
--------------------------------------------------------------------------------------
              Short-term debt                                3,796.9         4,889.5
--------------------------------------------------------------------------------------
Total current liabilities                                   15,257.6        17,828.8
--------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                  41,447.2        44,409.3
--------------------------------------------------------------------------------------


                        Consolidated Cash Flow Statement


(in millions of euros)                              June 30, 2002    Dec. 31, 2001    June 30, 2001
                                                    -------------    -------------    -------------

Cash flow from operations                               1,439.2          2,455.2          1,123.1

Change in working capital requirement (*)                (817.6)           436.8           (519.0)
--------------------------------------------------------------------------------------------------
Net change from operating activities                      621.6          2,892.0            604.1
--------------------------------------------------------------------------------------------------

Capital expenditures                                   (1,107.7)        (2,878.5)        (1,065.1)

Financial investments                                    (642.9)        (1,315.4)          (645.2)

Disposals                                                 555.4            597.7            282.8

Change in financial receivables                           249.4             79.7            254.8

Others                                                     12.5            124.1            (73.8)
--------------------------------------------------------------------------------------------------
Net change from investment activities                    (933.3)        (3,392.4)        (1,246.5)
--------------------------------------------------------------------------------------------------

Change in debt                                            (92.3)         1,264.7            502.8

Increase in capital                                        14.2            411.2            100.0

Dividends                                                (242.6)          (299.0)          (271.6)

Other                                                     (41.8)          (138.4)           (48.8)
--------------------------------------------------------------------------------------------------
Net change from financing activities                     (362.5)         1,238.5            282.4
--------------------------------------------------------------------------------------------------

Cash and cash equivalents at beginning of period        2,089.3          1,528.1          1,528.1

Impact of currency exchange and other                    (382.5)          (176.9)           208.1


Cash and cash equivalents at end of period              1,032.3          2,089.3          1,376.2


(*) of which securitized receivables at June 30, 2001 of ((euro) 380.9 million), versus December 31, 2001 of (euro) 815 million.

                                    Exhibit 2
                            Presentation to Investors

                           VIVENDI Environnement logo

Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Vivendi Environnement's profits, the risk that governmental authorities could terminate or modify some of Vivendi Environnement's contracts, the risk that Vivendi Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Vivendi Environnement's financial results and the price of its shares, the risk that Vivendi Environnement may incur environmental liability in connection with its past, present and future operations, and the risks related to Vivendi Environnement's relationship with Vivendi Universal, as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.

                                  Presentation

                            First Half Results, 2002

                                 Henri Proglio


                                Chairman of the
                                Management Board

First-half 2002 highlights


o   Good operating performance

o   Significant contracts signed (Indianapolis, Shanghai, etc.)

o   Additional new contracts won of over (euro) 18bn for the first half year,
    2002

o   Continued focus on core businesses

o   Recomposition and increase in equity capital

History of Vivendi Universal's interest in Vivendi
Environnement's equity capital

o    1999                Formation of Vivendi Environnement (VE),
                         owned 100% by Vivendi Universal (VU)

o    July 20, 2000       IPO
                         VU owns 72.3%

o    December 17, 2001   VU sells 9.3%
                         VU owns 63%

o    June 25, 2002       VU sells 15.5%
                         VU owns 47.5%

o    August 2, 2002      1.5 billion euro capital increase for VE
                         VU owns 40.8%

                       Total number of shares: 403,887,288
                 Average number of shares for year: 370,230,014

Breakdown of Vivendi Environnement's equity capital

Pie graph omitted indicating breakdown of Vivendi Environnement's equity capital

Public (Institutional & individual investors):  49.8%
Vivendi Universal:                              40.8%
Declared Investors (*):                          9.4%


(*)  Declared investors: Institutions from the following groups:
     CDC, Groupama, BNP Paribas, Societe Generale, Dexia, Assurances Generales de France, Credit Lyonnais, Caisse Nationale des Caisses d'Epargne, Natexis Banques Populaires

                                Jerome Contamine


                         Senior Executive Vice President
                           and Chief Financial Officer

Key data at June 30, 2002 (in (euro) m)

                                        30/06/01/30/06/02      30/06/01/30/06/02

                                                          Core
                                 Published             businesses

o   Revenue                        14,971      +7.2%     13,821       +9%

o   EBITDA                          1,951     +10.6%      1,864    +12.8%

o   Cash flow from operations       1,439       +28%          -        -

o   EBIT                            1,018      +5.2%        948       +8%

o   Net income                        213     (22.5%)         -        -

o   Recurring net income              216     +38.5%          -        -

o   Net debt                       14,779         -           -        -

Sale of non-core businesses (*)

                                                   Sold   |   Planned sales
o   Sale of US equipment co.                              |
    Filtration & Separation..........................o    |
    Plymouth.........................................o    |
    Surface Prep..........................................|........o
o   US distribution..................................o    |
o   Philadelphia Suburban (sale of 17% stake)........o    |
o   Other............................................o.............o

   (*) year-to-date

2001 full-year for non-core businesses

                Revenue           (euro) 2,600m

                EBITDA              (euro) 230m

                EBIT                (euro) 190m

Contribution by region

Two pie charts omitted indicating contribution by region

 Revenue at June 30, 2002               EBIT at June 30, 2002

       France   43%                          France   35%
       Europe   31%                          Europe   32%
       USA      18%                          USA      26%
       Others    8%                          Others    7%

Consolidated revenue (in (euro) m)

Bar graph omitted indicating consolidated revenue (in (euro) m)

                     June 30, 2002     June 30, 2001        Change

 Water:                  6,670             6,485             +2.9%
 Waste:                  3,047             2,811             +8.4%
 Energy services:        2,287             1,964            +16.5%
 Transportation:         1,705             1,543            +10.5%
 FCC (*):                1,261             1,158             +8.9%
 Total:                 14,971            13,960             +7.2%


Core businesses: +9%, of which Water +6%

(*) all mention of FCC is for Group share

Contribution to EBITDA

                           EBITDA                      Margin
                                     30.06.02/
                         (euro) m    30.06.01    30.06.02   30.06.01

o  Water                    867        +8.0%       13.0%      12.4%

o  Waste                    470        +6.6%       15.4%      15.7%

o  Energy services          307       +16.1%       13.4%      13.4%

o  Transportation           148       +22.7%        8.7%       7.8%

o  FCC                      166        +8.1%       13.2%      13.3%

o  Holding company           (7)          -           -          -

   TOTAL                  1,951       +10.6%       13.0%      12.6%

Contribution to EBIT (in euro m)

Bar graph omitted indicating contribution to EBIT (in euro m)


                     June 30, 2002     June 30, 2001        Change

 Water:                    496               488               +2%
 Waste:                    195               188               +4%
 Energy services:          162               147              +10%
 Transportation:            55                52               +5%
 FCC:                      117               110               +7%
 Total:                  1,018               967             +5.2%

Core businesses: +8%, of which Water +8%

Main elements by division: revenue and earnings

Water                 France   Good trend for both revenue and earnings
EBIT margin 7.4%               Increase in water distribution Return to profit
                               for Vivendi Water Systems

                      USA Stable performance for core businesses and continued slowdown in sales of non- core equipment Consumer business stable

                      RoW Increased contribution from Central Europe, and start-up of major contracts in Asia (Hynix, Chengdu)


Waste                 France   Partial impact of restructuring measures in
EBIT margin 6.4%               progress

                      UK Revenue growth of 14% EBIT x 1.5 (positive impact of recovery plan, Sheffield and Bromley)

                      USA Weakness in "industrial services" and upturn for "toxic waste" activities

                      Asia Excellent performance from PWM: 10% rise in revenue and further improvements in margin

Main elements by division: revenue and earnings

Energy                France   Strong growth in cogeneration and service
services                       contracts
EBIT margin 7.1%               Impact of business mix on margin

                      Europe Revenue growth in Southern and Central Europe EBIT x 4 in Italy due to integration of Siram Good contribution from Estonia and Poland


Transportation        France   Contribution from Verney (acquisition)
EBIT margin 3.2%
                      UK       Difficult market, decline in passenger numbers

                      Other    (Europe/USA)
                               Full impact of new contracts in Northern and Central Europe
                               Start-up of new contracts


FCC                   Two-figure increase:
EBIT margin 9.3%              - in services: rise in demand for waste management
                                services
                              - in cement business

From EBIT to net income (in (euro) m)

                                        June 30, 02  June 30, 01

EBIT                                       1,018         967     +5.2%
   -------------------------------------------------------------
Net financial expense                       (379)       (413)
Nominal tax charge                          (226)       (195)
Equity method companies                       25          28
Minority interests                           (97)       (107)
   -------------------------------------------------------------
Recurring net income before goodwill         341         280    +21.8%
   -------------------------------------------------------------
Recurring goodwill                          (125)       (124)
   -------------------------------------------------------------
Recurring net income after goodwill          216         156    +38.5%
   -------------------------------------------------------------
Non recurring (expense) / income              (3)        118

   -------------------------------------------------------------
Net income                                   213         274

Lower financial charges at June 30, 2002


(in euro m)                                   June 30, 02       June 30, 01

Cost of financing                                (316)             (402)
Provisions and other                              (63)              (11)
   inc.     amortization of OCEANE premium        (15)
            treasury stock                        (25)
            miscellaneous and other               (23)
                                            ---------------------------------
Net financial expense                            (379)             (413)


                      Financial ratios: targets confirmed
------------------->  EBITDA/financial charges: 4.5 to 5 x 2002
                      Net debt/EBITDA: < 4 x 2002

Net non-recurring expense (in (euro) m)


o   Tax (including bonus on tax consolidation)  58.6

o   Capital gain from disposal of Bristol       12.6

o   SVZ provisions (*)                         (26.4)

o   Risks provisions and goodwill
    depreciation for Latin America             (41.8)

o   Restructuring                               (5.7)

o   Others                                      (0.7)


    Total                                       (3.4)

(*) Berlin Water subsidiary

Investments at June 30, 2002 (in (euro) m)

                Maintenance   Growth    Total      Total
                                       30/06/02   30/06/01

Water               273         619      892        762  Pudong, Earth Liquid,
                                                         Berlin

Waste               163         170      333        348  Incinerators in France,
                                                         Hampshire

Energy services      47         182      229        191  Poznan/Tallin

Transportation       53          86      139        192  Verney

FCC                  67          80      147        113

   ---------------------------------------------

Total               603       1,137    1,740      1,605

Cash flow statement (in (euro) m)

                                          June 30, 02     June 30, 01

Cash flow from operations                    1,439           1,123        +28%
CAPEX for maintenance                         (603)           (491)
Operating cash flow available
before growth operations                       826             632        +32%
   ----------------------------------------------------------------------
CAPEX for growth                            (1,137)         (1,219)
Impact of change in consolidation scope        (64)           (417)
Change in WCR                                 (436)           (495)
Disposals                                      573             277
   ----------------------------------------------------------------------
Net requirement to finance growth             (228)         (1,222)
   ----------------------------------------------------------------------
Capital increase                                 0             101
Dividends                                     (243)           (280)
Impact of currency exchange and other          340            (393)
Change in securitized receivables             (365)              -
Net balance                                   (496)         (1,794)

   ----------------------------------------------------------------------
Net debt at June 30, 2002                   14,779          14,981
                                            ------          ------
Net debt at December 31                     14,283          13,187
                                            ------          ------

Debt structure


o   Average debt maturity: 3.8 years (nearly 40% of debt > 5 years)

o   25% of debt in US dollars

o   Fixed rate/variable rate: 50/50%

o   Ratings:  Standard & Poor's  BBB+ / Stable / A2
              Moody's            Baa1 / Negative / P2

                                  Henri Proglio


                                     Outlook

Johannesburg summit

o   Meeting of all stakeholders involved in sustainable development

o   Proposals
     ->  A model for Public-Private Partnerships
     -> Development of technical processes to protect the environment that take into account the cultural diversity of the countries concerned

o    An overall approach for all partners
     -> Conserve resources
     -> Avoid pollution
     -> Universal access to water
     -> Increase research

2002: further commercial successes

o   Major achievements

     -> Pudong        1st significant public-private partnership in water
                      industry in China

                      Investment: (euro) 266m
                      Duration: 50 years
                      Expected annual average revenue: ~ (euro) 200m

     -> Indianapolis  biggest contract for municipal outsourcing services in the
                      United States

                      Investment: n.s.
                      Duration: 20 years
                      Expected annual average revenue: ~ (euro) 75m

2002: further commercial successes


o  ... and also,                                                        Estimated total
                                                                            revenue
      ->  Water                   Atlanta                         ((euro) 200m, over 20 yrs)

      ->  Waste                   Singapore                       ((euro) 45m, over 5 yrs)
                                  Savannah (Georgia - USA)        ((euro) 42m, over 6 yrs)
                                  Departement de la Marne         ((euro) 300m, over 20 yrs)

      ->  Energy Services         Poznan                          ((euro) 1.7bn, over 25 yrs)
                                  Parme Hospital (Italy)          ((euro) 35m, over 9 yrs)

      ->  Transportation          Dublin metro                    ((euro) 160m, over 5 yrs)
                                  Train lines in Rhenania
                                  of North Westphalia             ((euro) 180m, over 10 yrs)

      ->  Industrial Outsourcing  Alon refinery (Texas)           ((euro) 60m, over 20 yrs)
                                  BP Lavera refinery              ((euro) 45m, over 12 yrs)
                                  Renault (15 industrial sites)   ((euro) 88m, over 4 yrs)
                                  Petronas (Malaysia)             ((euro) 200m, over 20 yrs)

United States: 2002, first signs of recovery

o   Water
     -> Buoyant level of business in municipal and industrial outsourcing services
     -> Upturn in equipment sales to municipalities -> Revenue stabilized for equipment sales to industrial companies -> Slight upturn in sales for Culligan

o   Waste management
     -> Business generally better despite uncertainties about level with major industrial customers at end of year
     ->  Mexico   - recovery in line with Mexican economy
                  - restructuring completed


               Estimated 2002 revenue from US, excluding non-core
                 businesses: ~ $4,000m, of which 2/3 from water

Growth model underpinned by our strengthened financial situation

o  Recurring and growing cash flows

     -> Strong growth in operating cash flow after financial charges, tax and CAPEX for maintenance over the 2000-2004 period

o  Continuous policy of making decisions on assets

     ->  1999   (euro) 500m     Waste, Energy services
     ->  2000   (euro) 900m     Water (Kinetics), Transportation
                                (Barraqueiro), Waste
     ->  2001   (euro) 600m     Water, ...

o  2002:

     -> Permanent strategy of active asset management:(euro) 300-500m (Bristol Water, etc.)
     -> Specific divestment plan for United States in 2002 (> (euro) 1 billion) -> (euro) 1.5 billion capital increase
     ->  Net debt lowered

Free cash flow and asset decisions


(in (euro) m)                      2000         2001         2002 (e)
Operating cash flow before
disposals and after CAPEX
for maintenance                     758        1,073          1,250

Disposals                                        600          1,300

                                               1,673          2,550


.... which covers CAPEX for growth and financial investments of between
(euro) 1.5bn and (euro) 2bn per year on average, while meeting our targets for financial ratios for the period 2002-2004

------->        EBITDA / financial charges     ~5x
                Net debt / EBITDA              <4x

Outlook for 2002-2004


o 2002 is a transition year: growth in revenue and EBIT for our core businesses excluding strong exchange impact and despite:

     ->  Weaker economic environment
     -> Particularly difficult operating conditions in some countries (floods) -> Negative impact on cost of insurance


o  2003 and 2004: sources of improved profitability

     -> Positioning in geographical regions undergoing strong growth for our four divisions (Central Europe, North America, Asia)
     ->  Increasingly selective approach to investments
     -> Efficiency improvement plans (structural savings programs of (euro) 100m over 2 years)

Outlook for 2002-2004

o  Continued growth in revenue for all four divisions

o Operating margins to improve by at least the same percentage as revenue

o  Positive free cash flow in 2003 and 2004

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 24, 2002

                                           VIVENDI ENVIRONNEMENT


                                           By:  /s/ Jerome Contamine
                                                --------------------------------
                                                Name: Jerome Contamine
                                                Title:  Chief Financial Officer